FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2015

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

SHAREHOLDERS’ AGREEMENT

among

SEGISOR S.A.S.

CASINO, GUICHARD-PERRACHON S.A.

OREGON LLC

PINCHER LLC

BENGAL I LLC

and

ALMACENES EXITO S.A.

and, as Intervening Parties,

WILKES PARTICIPAÇÕES S.A.

COMPANHIA BRASILIERA DE DISTRIBUIÇÃO

and

ONPER INVESTMENTS 2015, S.L.

dated as of August 20th, 2015

SHAREHOLDERS’ AGREEMENT, dated as of August 20th, 2015 among:

SEGISOR S.A.S., société anonyme organized under the laws of France, having its registered office at Esplanade de France, 1, 42000 Saint-Etienne, France, registered with Brazilian Corporate Taxpayer Registry (“CNPJ/MF”) under No.05.710.423/0001-19 (hereinafter referred to as “Segisor”);

CASINO, GUICHARD-PERRACHON S.A., a société anonyme organized under the laws of France, having its registered office at 1, Esplanade de France, 42000 Saint-Etienne, France, enrolled with CNPJ/MF under No. 47.508.411/0001-56 (hereinafter referred to as “CGP”);

OREGON LLC, a limited liability company organized and existing in accordance with the laws of the United States of America, with head offices located at 1209 Orange Street, Wilmington Delaware 19801, enrolled with the CNPJ/MF under No. 18.888.086/0001-04 (hereinafter referred to as “Oregon”);

PINCHER LLC, a limited liability company organized and existing in accordance with the laws of the United States of America, with head offices located at 1209 Orange Street, Wilmington Delaware 19801, United States of America, enrolled with the CNPJ/MF under No. 18.888.087/0001-40 (hereinafter referred to as “Pincher”);

BENGAL I LLC, a limited liability company organized and existing in accordance with the laws of the United States of America, with head offices located at 1209 Orange Street, Wilmington Delaware 19801, United States of America, enrolled with the CNPJ/MF under No. 18.888.085/0001-51 (hereinafter referred to as “Bengal” and together with Oregon and Puncher, the "LLCs")

and

ALMACENES ÉXITO S.A., a company organized under the laws of Colombia, headquartered in Envigado, Department of Antioquia, Colombia, enrolled with the CNPJ/MF under No.  23.041.875/0001-37 (hereinafter referred to as “EXITO”), and, as Intervenient Parties,

WILKES PARTICIPAÇÕES S.A., a closely held corporation duly organized under the laws of Brazil, with registered head offices in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Luiz Antônio, No. 3.126, and enrolled with the CNPJ/MF under No. 04.745.350/0001-38 (hereinafter referred to as “WILKES”);

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO, sociedade anônima organized under the laws of Brazil, with registered head offices in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Luiz Antônio, 3.142, and enrolled with the CNPJ/MF under No. 47.508.411/0001-56 (hereinafter referred to as “CBD”); and

ONPER INVESTMENTS 2015 S.L., a company organized under the laws of Spain, headquartered in 19 calle Prim, 28004 Madrid, Spain, registered with the trade register under number B-87319471 (hereinafter referred to as “ONPER”),

RECITALS

WHEREAS, on the date hereof both CGP and ÉXITO (through ONPER) own shares representing 50% of the capital stock of SEGISOR, a French company which owns, directly and through the LLCs, 99,99% of all shares issued by WILKES, a Brazilian corporation which owns 99,994% of the common shares issued by CBD;

WHEREAS each of CGP and EXITO owns one (1) common share of WILKES and of CBD;

WHEREAS ONPER is wholly owned by EXITO;

WHEREAS on the date hereof CGP, ÉXITO and ONPER executed SEGISOR Shareholders Agreement, through which CGP, ÉXITO and ONPER established the terms and conditions for the exercise of Control of SEGISOR, WILKES and CBD, as well as agreed to certain equity transfer rights and obligations related to their interest in SEGISOR (hereinafter referred to as the “SEGISOR Shareholders Agreement”);

WHEREAS on the date hereof WILKES, EXITO and CGP executed the CBD Shareholders Agreement, through which WILKES, EXITO and CGP established means by which WILKES, EXITO and CGP shall Control CBD, as provided in the SEGISOR Shareholders Agreement and WILKES Shareholders Agreement (hereinafter referred to as the “CBD Shareholders Agreement”);

WHEREAS EXITO and CGP agreed to establish an arrangement that would govern their relationship to Control SEGISOR, WILKES and, indirectly CBD, structured by means of the SEGISOR Shareholders Agreement, this Agreement, CBD Shareholders Agreement, WILKES By-Laws and CBD By-Laws;

WHEREAS in view of the governance arrangement agreed, WILKES Shareholders decide to execute the present Agreement in order to reflect the exercise of Control of CBD by EXITO and CGP through SEGISOR and WILKES, and set out the terms upon which they will conduct their activities as the Controlling shareholders of CBD;

WHEREAS WILKES Shareholders agreed that WILKES shall implement, and cause its representatives to implement, the resolutions to be taken by CGP and EXITO (through ONPER) as per the SEGISOR Shareholders Agreement at both the level of WILKES and CBD;

NOW, THEREFORE, in consideration of the premises and of the covenants and obligations hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound, the Parties hereby agree to sign, execute and abide by this Agreement under the terms and pursuant to Article 118 of the Brazilian Corporations Law (as defined herein), in accordance with the clauses and conditions set forth hereinbelow, which they undertake to fulfill and cause to be fulfilled:

ARTICLE I DEFINITIONS

1.1.  The following capitalized terms shall have the following meanings:

                       (i)                           “Affiliate” means, in relation to any Party, any Person which directly or indirectly, in Brazil or abroad, through one or more intermediates, at any time, Controls, is Controlled by, or is under common Control of that Party;

                     (ii)                           “Agreement” means this Shareholders’ Agreement entered into by and among  SEGISOR, CGP and EXITO;

                   (iii)                           “Bengal” has the meaning assigned to it in the Preamble of this Agreement;

                   (iv)                           “Board” means the Board of Directors of each of WILKES Board, CBD Board and/or SEGISOR Board;

                     (v)                           “Brazilian Corporations Law” means Brazilian law No. 6,404, of December 15, 1976, as amended;

                   (vi)                           “CBD” has the meaning assigned to it in the Preamble of this Agreement;

                 (vii)                           “CBD Board” means the Board of Directors of CBD;

               (viii)                           “CBD By-Laws” means the by-laws of CBD;

                   (ix)                           “CBD Shareholders Agreement” has the meaning assigned to it in the Recitals of this Agreement;

                     (x)                           “CEO” means the Chief Executive Officer of CBD;

                   (xi)                           “CGP” has the meaning assigned to it in the Preamble of this Agreement;

                 (xii)                           “Chairman” means the chairman of the CBD Board or of WILKES Board, as applicable;

               (xiii)                           “Common Shares” means the voting common shares of the capital stock of CBD or of WILKES, as applicable;

               (xiv)                           “Confidential Information” has the meaning assigned to it in Section 11.2.1 of this Agreement;

                 (xv)                           “Control” means the (direct or indirect) title to shareholder rights that permanently guarantee, directly or indirectly: (i) the majority of votes in General Shareholders’ Meeting deliberations; and (ii) the power to appoint the majority of members of any management body of the Person in question;

               (xvi)                           “Controlled Companies” means any Person under Control of a certain Person;

             (xvii)                           “Convertible Securities” means securities or other rights or interests which are convertible or exchangeable into or exercisable for shares, or any other options, warrants, rights, contracts or commitments of any character pursuant to which any company or one of its shareholders is or may be bound to issue, transfer, sell, repurchase or otherwise acquire any shares;

           (xviii)                           “Éxito” has the meaning assigned to it in the Preamble of this Agreement;

               (xix)                           “General Shareholders’ Meeting” means any general shareholders’ meeting of WILKES or of CBD, as applicable;

                 (xx)                           “ICC” means the International Chamber of Commerce, with offices in the City of Paris, France;

               (xxi)                           “Lien” shall mean any lien, pledge, security interest, claim, lease, charge, option, right of first refusal, transfer restriction under any shareholder or similar agreement, encumbrance or any other restriction or limitation whatsoever that may affect the free full ownership or may impair the disposal at any time whatsoever;

             (xxii)                           “LLCs” has the meaning assigned to it in the Preamble of this Agreement;

           (xxiii)                           “ONPER” has the meaning assigned to it in the Preamble of this Agreement;

           (xxiv)                           “Ordinary Course of Business” means the day-to-day performance of acts including obtaining of funds necessary for the carrying out of the business of a Person;

             (xxv)                           “Oregon” has the meaning assigned to it in the Preamble of this Agreement;

           (xxvi)                           “Party” or “Parties” means each of WILKES Shareholders;

         (xxvii)                           “Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof;

       (xxviii)                           “Pincher” has the meaning assigned to it in the Preamble of this Agreement;

           (xxix)                           “Preferred Shares” means the non-voting preferred shares of the capital stock of CBD or of WILKES, as applicable;

             (xxx)                            “Rules” has the meaning assigned to it in Section 12.1.

           (xxxi)                           “SEGISOR” has the meaning assigned to it in the Preamble of this Agreement;

         (xxxii)                           “SEGISOR Board” means the Board of Directors of SEGISOR;

       (xxxiii)                           “SEGISOR Previous Meetings” means any shareholders meeting or board of directors’ meeting of SEGISOR that shall occur in accordance with SEGISOR Shareholders Agreement ;

       (xxxiv)                           “SEGISOR Shareholders Agreement” has the meaning assigned to it in the Recitals of this Agreement;

         (xxxv)                            “Third Party” means any Person who is not a Party, an Intervening Party, or an Affiliate of a WILKES Shareholder;

       (xxxvi)                           “Vice-Chairman” means the vice-chairman of WILKES Board;

     (xxxvii)                           “WILKES” has the meaning assigned to it in the Preamble of this Agreement;

   (xxxviii)                           “WILKES Board” means the Board of Directors of WILKES;

       (xxxix)                           “WILKES By-Laws” means the by-laws of WILKES;

                   (xl)                           “WILKES Shareholders” means each of SEGISOR, EXITO, CGP and the LLCs and any Person that becomes a party to this Agreement under its terms and conditions;

                 (xli)                           “WILKES Shares” means (i) all Common Shares and Preferred Shares issued by WILKES which are held or will be held directly or indirectly by any WILKES Shareholders for any reason and in any manner, including, without limitation, those derived from any stock split, reverse stock split, stock dividend or from any corporate restructuring, or (ii) Convertible Securities into WILKES Shares, or (iii) options to purchase WILKES Shares, or (iv) warrants or bonuses entitling their owner or owners to subscribe for WILKES Shares.

ARTICLE II

PURPOSES AND BASIC PRINCIPLES

2.1.      The purpose of this Agreement is to provide means by which EXITO, on the one hand, and CGP, on the other hand, shall Control WILKES and, consequently, CBD, as provided in the SEGISOR Shareholders Agreement and additionally in the CBD Shareholders Agreement, WILKES By-Laws and in the CBD By-Laws.

2.1.1.   Each of the Parties agrees that WILKES, and its representatives in the management bodies (including Board of Directors) of both of WILKES and CBD, shall follow the resolutions taken by CGP and ONPER, as per the SEGISOR Shareholders Agreement.

2.1.2    Each of the Parties agree not to take any action, or omit to take any action, if such action or omission would adversely affect the Control by WILKES, the WILKES Shareholders and, consequently, of CBD, except to the extent such action or omission is expressly permitted or contemplated by the SEGISOR Shareholders Agreement or this Agreement.

2.1.3.   WILKES Shareholders hereby agree that they shall exercise the Control of CBD exclusively through WILKES under the terms and conditions provided for in this Agreement and in the CBD Shareholders Agreement.

2.1.4.   SEGISOR shall cause the LLCs to act in accordance with its acts and reinforce the obligations undertaken by them herein.

2.2.      This Agreement binds all WILKES Shares and all relevant rights shall only be exercised in compliance with the terms and conditions herein provided.

2.3.      WILKES Shareholders agree that WILKES shall have as its sole purpose the equity participation in CBD, as its Controlling shareholder and that WILKES shall never be used for any other purpose, except with the written consent of WILKES Shareholders.

2.4.      WILKES Shareholders shall, unless otherwise agreed by WILKES Shareholders, cause WILKES to distribute to WILKES Shareholders (i) any and all assets that WILKES may receive or be entitled to in the future, other than Common Shares of CBD, and (ii) not less than one hundred percent (100%) of the amount of its respective net income that is legally available for distribution under applicable law in each fiscal year after provision of the amounts required by Brazilian law or necessary in the Ordinary Course of Business.

2.5.      In case of conflict or inconsistency between the resolutions taken as per SEGISOR Shareholders Agreement and this Agreement, the Parties agree that the terms of the resolution taken as per SEGISOR Shareholders Agreement shall prevail.

ARTICLE III

WILKES SHAREHOLDERS’ GENERAL OBLIGATIONS

3.1.      Each WILKES Shareholder agrees that all matters subject to a General Shareholders’ Meeting or WILKES Board or CBD Board meetings shall only be made and/or implemented with prior approval of SEGISOR Previous Meeting, unless otherwise agreed by WILKES Shareholders on a case-by-case basis.

3.2.      Each WILKES Shareholder agrees to take any and all actions necessary to make its representatives in the management bodies (including the Board of Directors) of WILKES and CBD to act in strict compliance with the provisions of this Agreement. Any and all actions exercised in violation of the provisions set forth herein shall be null and void.

3.3.      Each of WILKES Shareholders agrees not to execute with any other shareholder of WILKES or any Third Party any shareholders agreements or any other agreements or instruments establishing provisions on the subject matters hereof or having any direct or indirect relation with the subject matter of this Agreement, the SEGISOR Shareholders Agreement or CBD Shareholders Agreement, unless all WILKES Shareholders are parties to such agreement or instrument. WILKES Shareholders shall cause CBD not to register in its books (or in the relevant custodian bank) any agreement that is in violation of the provision set forth in this Section 3.3. In this respect, WILKES Shareholders shall cause their representatives in WILKES Board to instruct the representatives of CGP and EXITO in the management bodies (including the Board of Directors) of CBD to always act in such a way that the votes and other powers of WILKES (and of, SEGISOR, EXITO and CGP as indirect or direct shareholders of CBD), at the CBD General Shareholders’ Meetings and of the representatives of CGP and EXITO in the management bodies (including the Board of Directors) of CBD are exercised following the resolution taken at WILKES Board.

ARTICLE IV

WILKES BY-LAWS

4.1.      Each WILKES Shareholder shall take or cause to be taken all lawful actions necessary to ensure at all times that WILKES By-Laws is not inconsistent with this Agreement or SEGISOR Shareholders Agreement.

4.2.      In the event of any conflict or inconsistency between this Agreement or SEGISOR Shareholders Agreement and WILKES By-Laws and/or CBD By-Laws, the provisions of this Agreement and SEGISOR Shareholders Agreement shall prevail among WILKES Shareholders.

ARTICLE V

CORPORATE GOVERNANCE AND MANAGEMENT

5.1.      WILKES Board

5.1.1.   Basic Principle - Under the spirit of CGP and EXITO controlling CBD, the exercise of voting rights of the members of WILKES Board shall always follow the decision taken at a SEGISOR Previous Meeting.

5.1.2.   Composition - WILKES Board shall have four (4) Directors, all elected by SEGISOR. Except upon fulfillment of the Prima Facie Nationalization Condition, as defined in the SEGISOR Shareholders Agreement and with due regard to Section 8.1(b) below, WILKES Shareholders shall take all measures necessary to assure that the members of WILKES Board at all times are the same Persons appointed and elected for the SEGISOR Board.

5.1.3.   Chairman and Vice-Chairman of WILKES Board - WILKES Board shall have one Chairman and one Vice-Chairman appointed by SEGISOR.

5.1.4    Meetings - WILKES Board shall meet (a) whenever and simultaneously with any SEGISOR Previous Meetings; and in addition (b) upon call notice as per Section 5.1.5 herein below; but at least once a year. Meetings may take place in Brazil or France, and also virtually, including by video or teleconference.

5.1.4.1.            Unless agreed differently by WILKES Shareholders, meetings of WILKES Board shall take place at least one (1) calendar day before the date of a General Shareholders’ Meeting of WILKES, or of a meeting of the CBD Board or of a General Shareholders’ Meeting of CBD.

5.1.5.   Notice of Meetings

(a) Whenever a SEGISOR Previous Meeting is called, any Director shall call a meeting of WILKES Board, to be convened at the same time and place of the SEGISOR Previous Meeting;

(b) For any other meetings of WILKES Board, the Chairman shall call such meetings of WILKES Board, by his or her own initiative or at the written request of any Director. Failure by the Chairman to call any meeting requested by any Director within seven (7) calendar days from the date of receipt of the request by any Director allows such Director to call the meeting. The meetings of WILKES Board shall be called at least three (3) calendar days prior to the date of each meeting. Notice shall comprise a detailed agenda of the meeting, including any proposal of resolutions and all necessary documentation related thereto.

5.1.6.   Waiver of Notice – For WILKES Board meetings notice may be waived in writing or by the attendance of Directors either in number necessary for the installation of the SEGISOR Previous Meeting or with all Directors, as the case may be.

5.1.7.   Quorum of Installation – The quorum for installation of a meeting of WILKES Board shall be either (a) the attendance of Directors in a number necessary for the installation of the SEGISOR Previous Meeting; or (b) with all Directors attending the meeting, except upon fulfillment of the Prima Facie Nationalization Condition, as defined in the SEGISOR Shareholders Agreement and with due regard to Section 8.1(c) where specific rules shall apply.

5.1.8.   Quorum of Voting – The resolutions of WILKES Board shall be always taken by unanimous vote of the Directors attending the meeting.

5.1.9.   Powers and Functions – WILKES Shareholders shall exercise their voting rights to cause WILKES By-Laws to contemplate that the powers and functions of WILKES Board shall be those provided in the Brazilian Corporations Law and at least the following ones:

(a)        the exercise of voting rights of WILKES and of its representatives at CBD’s management bodies (including the Board of Directors and Special Committees) or General Shareholders’ Meetings always accordingly with the resolution taken at any SEGISOR Previous Meetings;

(b)       appointment and removal of Executive Officers of WILKES;

(c)        approval of any proposal to be submitted to the General Shareholders’ Meeting of WILKES;

(c)        the approval of the engagement by WILKES in any activity other than that set forth in Section 2.3 of this Agreement;

(d)       the purchase of any asset as well as the sale, disposal of or creation of Liens on any asset of WILKES; and

(e)        the approval of request by WILKES of liquidation or protection under any bankruptcy or reorganization law.

5.2.      Executive Officers of WILKES

5.2.1.        Composition. WILKES shall at least two (2) and up to four (4) Executive Officers appointed by WILKES Board.

5.2.2.               SEGISOR Previous Meeting. The Executive Officers shall always take any and all acts in accordance with the resolution taken at the level of the SEGISOR Previous Meeting, pursuant to SEGISOR Shareholders Agreement, including but not limited to representing WILKES in CBD General Shareholders’ Meeting accordingly.

5.2.3.               Representation. Except upon fulfillment of the Prima Facie Nationalization Condition, as defined in the SEGISOR Shareholders Agreement and with due regard to Section 8.1(c) below, WILKES shall be represented only by two (2) Executive Officers acting together, being possible for both to jointly grant power-of-attorneys to other Persons with specific and detailed powers and for a limited time.

ARTICLE VI

GENERAL Shareholders’ MEETINGS OF WILKES AND OF CBD

6.1.      General Shareholders’ Meetings of WILKES

6.1.1.        The General Shareholders’ Meetings of WILKES shall be called and held whenever necessary in accordance with the provisions set forth in the Brazilian Corporations Law and in WILKES By-Laws, upon a call notice delivered by any Director, by his or her own initiative or at the written request of any WILKES Shareholder. Failure by the Director to call any such meeting requested by any WILKES Shareholder within seven (7) calendar days from the date of receipt of the pertinent request allows such WILKES Shareholder to call the meeting. Whomever shall be entitled to call any General Shareholders’ Meeting of WILKES shall deliver notice in writing to all WILKES Shareholders.

6.1.2.        The decisions of the General Shareholders’ Meetings of WILKES shall always be taken by majority votes.

6.1.3.        In addition to those provided under Brazilian Corporations Law, the General Shareholders’ Meeting of WILKES shall have exclusive authority to decide on the following matters:

(i)      the amendment to WILKES By-Laws;

(ii)     the appointment and removal of members of WILKES Board at any time in accordance with the other terms and conditions set forth in this Agreement;

(iii)    the approval of the annual financial statements of WILKES;

(v)     the approval for WILKES to issue Common Shares and/or Preferred Shares and/or any Convertible Securities and the terms and conditions of subscription and payment and approval of any appraisals regarding capital contribution other than cash;

(vi)    the approval of any proposal for the merger (including merger of shares), spin-off, split, change of corporate form, amalgamation or any other form of restructuring of WILKES; and

(vii)   the approval of liquidation or dissolution of WILKES, and appointment or replacement of its liquidator(s) and the approval of the accounts of the liquidator(s).

6.1.4.        The Chairman of such General Shareholders’ Meeting shall not compute the vote cast contrary to the terms set forth herein, and the voting rights of the Party that attempt to vote in violation to this Agreement may be exercised by the other Party in compliance with the terms of this Agreement.

6.2.      General Shareholders’ Meetings of CBD

6.2.1         The General Shareholders’ Meetings of CBD shall be called and held whenever necessary in accordance with the provisions set forth in the Brazilian Corporations Law and in the CBD By-Laws upon a call notice delivered by the Chairman of the CBD Board.

6.2.2.        As long as this Agreement is in full force and effect, and except for the case of fulfillment of the Prima Facie Nationalization Condition, as defined in the SEGISOR Shareholders Agreement, and with due regard to Article VIII below, WILKES shall be represented by two (2) Executive Officers, acting together, under specific voting instructions given based on a resolution taken at a SEGISOR Previous Meeting and a WILKES Board meeting.

6.2.3.        The Chairman of such General Shareholders’ Meeting shall not compute the vote cast contrary to the terms set forth herein, and the voting rights of the Party that attempt to vote in violation to this Agreement may be exercised by the other Party in compliance with the terms of this Agreement.

ARTICLE VII

FINANCIAL STATEMENTS

7.1. The financial statements and accounts of WILKES and of CBD shall be audited on an annual basis by internationally recognized independent public accountants.

ARTICLE VIII

EVENT OF NATIONALIZATION OF CGP OR EXITO

8.1.      Subject to the fulfillment of the Prima Facie Nationalization Condition, as defined in the SEGISOR Shareholders Agreement, the Parties hereby acknowledge and agree that:

(a) WILKES and WILKES Shareholders shall comply with the procedures provided in SEGISOR Shareholders Agreement and in this Agreement;

(b) a General Shareholders’ Meeting of WILKES will be promptly convened and the Parties shall vote to (i) replace and elect new Directors of WILKES so that the representatives of the nationalized party on the SEGISOR Board cease to be Directors of WILKES, and, (ii) in the event the Chairman of WILKES Board is a representative of the nationalized party at the SEGISOR Board, the Parties shall appoint the new Chairman among one of the new Directors of WILKES Board;

(c) WILKES Board shall replace any Executive Officer related or affiliated to a nationalized party, being that, with regards to this specific meeting, the quorum necessary to install the meeting shall be the attendance of any two (2) Directors; and

(d) automatically and irrespectively of the implementation of WILKES governance changes referred above in this Section, (i) the Directors which are the representatives of the nationalized party on the SEGISOR Board shall follow the votes casted by the other Directors of WILKES Board; and (ii) in the event the Chairman of WILKES Board is a representative of the nationalized party on the SEGISOR Board, the chairmanship of WILKES shall switch to the Vice-Chairman of WILKES Board, who shall take such position during the period between the date of fulfillment of the Prima Facie Nationalization Condition, as defined in the SEGISOR Shareholders Agreement, and the General Shareholders’ Meeting of WILKES to be held pursuant to Section 8.1 (b).

ARTICLE IX

REPRESENTATIONS, WARRANTIES AND COVENANTS

9.1.      Each WILKES Shareholder hereby represents and warrants to each other as follows:

(i)         Execution and Delivery; Enforceability. This Agreement has been duly and validly executed and delivered by WILKES Shareholders and constitutes their legal, valid and binding obligation, enforceable against each one of them in accordance with its terms.

(ii)        No Conflicts. The execution and delivery by any Party to this Agreement do not, and the consummation of the transactions contemplated hereby and compliance with the terms hereof will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, or to increased, additional, accelerated or guaranteed rights or entitlements of any Person under, or result in the creation of any Lien upon any of WILKES Shares under, any provision of (a) any note, bond, mortgage, indenture, deed of trust, license, lease, contract, commitment, agreement or arrangement binding upon any Party hereto or any of its properties or assets; or (b) any applicable laws or any judgments, orders or decrees of any court or governmental agency or body.

(iii)       Legal Proceedings. There are no judgments, orders or decrees of any kind against any WILKES Shareholders that are unpaid or unsatisfied, nor is there any legal action, suit or other legal or administrative proceeding pending, threatened or reasonably anticipated that could be filed against any Party hereto, that would adversely affect the ability of any Party hereto to perform its obligations under this Agreement.

(iv)      Bankruptcy or Insolvency. WILKES Shareholders have not filed or commenced, or suffered or submitted to the filing or commencement of, any bankruptcy or insolvency proceeding under applicable law.

(v)        WILKES Shareholders are the sole legal owners of WILKES Shares and have absolute and unrestricted right, title, and interest in WILKES Shares and WILKES Shares are free and clear of any Lien.

ARTICLE X

LIENS ON WILKES SHARES

10.1.    WILKES Shares held by WILKES Shareholders are free and unencumbered from any and all Liens. Each of WILKES Shareholders agrees not to pledge or otherwise create any Lien on their WILKES Shares or preemptive rights without prior written consent of the other WILKES Shareholders. Voluntary creation of any such Lien without the relevant consent shall be deemed null and void.

ARTICLE XI

INFORMATION; CONFIDENTIALITY; NO SOLICITATION

11.1.    Rights of Inspection and Information

11.1.1.      All books, records and other documents relating to the business and the affairs of WILKES and/or CBD and its Controlled Companies (if any) shall be open during the normal business hours of CBD to the inspection of any member of the CBD Board and/or any WILKES Shareholder, who may make such copies thereof or extracts therefrom as they may deem appropriate.

11.1.2.      Each WILKES Shareholder may at any time cause its own internal auditor to audit the books and records of WILKES and/or CBD and, to that end, the Boards shall extend all reasonable cooperation to such internal auditor, it being understood that no such audit shall be permitted to interfere with the normal operations of the said companies which shall incur no cost or expense in connection therewith.

11.2.    Confidentiality

11.2.1.      The following terms shall govern the treatment by WILKES Shareholders and their representatives in the management bodies of WILKES or of CBD of any confidential information, as defined below (“Confidential Information”).

11.2.2.      Confidential Information means all information on the business of WILKES, EXITO, ONPER, SEGISOR, CGP or CBD which is disclosed by any of WILKES Shareholders, the members of the Special Committees, the Boards and/or by any of the executive officers of WILKES and/or of CBD, or any of them, either directly or through their respective Affiliates, in written or physical form, which relates in any way to products, markets, customers, patents, inventions, procedures, methods, designs, strategies, plans, assets, liabilities, costs, revenues, profits, organization, employees, agents, distributors or business in general; provided, however, that the following shall not be deemed Confidential Information:

(i)      information which is or becomes available to the public or to the industry without the fault or negligence of the Person receiving same; or

(ii)     information which was already in the possession of the Person receiving same, provided that such Person is able to prove such prior possession; or

(iii)    information which is subsequently received from a Third Party without notice of restriction on further disclosure; or

(iv)    information which is independently developed by the Person receiving same, provided the said Person is able to prove such independent development.

11.2.3.       All Confidential Information shall be kept strictly confidential by the Person receiving the same; provided, however, that the obligations under this Section 11.2 shall not apply if and to the extent that:

(i)      the transferring Person needs to disclose the Confidential Information to a Third Party to whom it proposes to make the transfer of its SEGISOR Shares subject to and in accordance with SEGISOR Shareholders Agreement; or

(ii)     a Person receiving Confidential Information discloses such information, under a confidentiality obligation, to its legal advisors, accountants or a Person that Controls such recipient; or

(iii)    the disclosure of Confidential Information is required by applicable law or regulation or stock market rules, provided that such disclosure is made on a basis providing the maximum confidentiality reasonably permitted (except as provided and as necessary to each Party’s ordinary course securities disclosures).

11.2.4.       The Parties shall take all reasonable steps to minimize the risk of disclosure of Confidential Information by ensuring that only those Persons whose duties will require them to possess any of such information, and their professional advisers, shall have access thereto, and will be instructed to treat the same as confidential.

11.2.5.       The obligations contained in this Section 11.2 shall continue for a period of three (3) years after the termination of this Agreement or, if earlier, until such confidential information enters the public domain or is required to be disclosed as set forth above.

11.2.6.       Unless required by law, by a court of competent jurisdiction, by an arbitrator or by any regulatory or governmental authority to retain it, all Confidential Information of WILKES, EXITO, ONPER, CGP and CBD shall be promptly returned thereto once a WILKES Shareholder no longer holds any WILKES Shares.

ARTICLE XII

ARBITRATION

12.1.     Any dispute or controversy between the Parties arising out of or related to this Agreement, including without limitation, a dispute or controversy relating to the construction of any provision or the validity or enforceability of any term or condition (including this Article XII) or of the entire Agreement, or any claim that all or any part of this Agreement is void or voidable, the agreements or instruments executed and delivered in connection herewith, and the transactions contemplated hereby or thereby, or from interpretation of this Agreement, or the breach of any of the foregoing, or any non-contractual obligation arising out of or in connection with this Agreement shall be  referred to and finally resolved by arbitration under the Rules of Arbitration of the International Chamber of Commerce (the “Rules”), which Rules are deemed to be incorporated by reference into this clause by arbitrators appointed in accordance with such Rules. The place of arbitration shall be Paris, France.  The language to be used in the arbitral proceedings shall be English. In any such arbitration involving three arbitrators, the first two (2) arbitrators will have no more than one (1) month from the date of their confirmation by the International Court of Arbitration of the ICC to designate the third arbitrator. All Parties hereto and the Intervening Parties hereby irrevocably accept the consolidation of any arbitration hereunder with any arbitration under the SEGISOR Shareholders Agreement.

12.2.    The award of the arbitrators, which may include interest, shall be final and binding upon the parties thereto and may be enforced in any court of competent jurisdiction. Each WILKES Shareholder retains the right to seek judicial assistance (a) to compel arbitration, or (b) to obtain interim measures of protection rights prior to instruction of pending arbitration and any such action shall not be construed as a waiver of the arbitration proceeding by WILKES Shareholders, or (c) to enforce any decision of the arbitrators including the final award, or (d) under the circumstances provided for in Section 14.4 of this Agreement. In case either of WILKES Shareholders seeks judicial assistance as provided herein, the Courts of the City of São Paulo, State of São Paulo shall have non-exclusive jurisdiction.

12.3.    WILKES Shareholders intend that all proceedings and all documents and testimony contemplated by this Agreement shall be deemed Confidential Information, and each arbitrator by consenting to act shall be deemed to agree with the Confidentiality provisions set forth in Article XI hereof.

12.4     For clarity, the Intervening Parties to this Agreement are bound by the arbitration clause provided herein.

ARTICLE XIII

OBLIGATIONS OF WILKES

13.1.    Each of ONPER, WILKES and CBD executes this Agreement as an Intervening Party to acknowledge and to declare itself familiar with the terms and conditions hereof, as well as, in case of Wilkes, to assume the obligation to make any and all such entries with the custodian bank in charge of the registry of WILKES Shares, as required and/or convenient regarding the full publicity of this Agreement, subject to the terms of the Brazilian Corporations Law and the terms hereof.

13.2.    Each of WILKES Shareholders agrees that the following text shall be inserted into the record for WILKES Shares held by each of WILKES Shareholders with the custodian bank in charge of the registry of WILKES Shares, or, if it is not the case; in the relevant corporate books of WILKES: “The Lien or transfer of shares on any grounds whatsoever is subject to the terms, limits and conditions of the SHAREHOLDERS’ AGREEMENT executed on August 20, 2015, a copy of which is filed with WILKES.”

13.3.    WILKES and CBD undertake to ensure full compliance with the terms and conditions set forth in this Agreement, through self-monitoring and granting access to any of the Parties to make inspections regarding any facts and/or acts in any manner related hereto.

13.4.    WILKES and CBD agree to promptly communicate to each of WILKES Shareholders any acts, facts or omissions that may constitute a violation of any provision of this Agreement, as well as to take any action so required by supervening law to make this Agreement permanently valid and effective, provided that any such change in this Agreement shall only be permitted if approved in writing by WILKES Shareholders.

13.5.    WILKES and CBD shall not accept any claim or request to carry out any registration of transfers or any other type of transaction in a manner that infringes or otherwise conflicts with the provisions of this Agreement, being such infringing act considered null and void.

ARTICLE XIV

GENERAL PROVISIONS

14.1.    Term and Termination.  This Agreement shall remain in effect for fifty (50) years.

14.1.1.      This Agreement shall terminate automatically (without any action by any Party hereto) on the date upon which either of CGP or EXITO, or their respective successors in interest or Authorized Assigns, cease to directly or indirectly own any WILKES Share.

14.1.2.      The provisions of Sections 11.2, Article XII of this Agreement shall survive termination of this Agreement.

14.2.    Non-Waiver. The failure of any of the Parties to require, on a timely manner, the performance of any of the provisions of this Agreement or of any rights related thereto or the failure to exercise any privileges provided for herein shall not be construed as a waiver to such provisions, rights or privileges, and shall not affect, in any way, the validity of this Agreement.

14.3.    Binding Effect. This Agreement shall be binding upon and inure to the benefit of the Parties and their successors, legal representatives and assignees; however, the rights under this Agreement may not be transferred or assigned in whole or in part to any Third Parties except as provided herein.

14.4.    Specific Performance. This Agreement shall be also filed with CBD for the purposes of Articles 40 and 118 of Brazilian Corporations Law. WILKES Shareholders agree that the obligations imposed on them in this Agreement are special, unique and of an extraordinary character, and that in the event of breach by any Party damages would not be an adequate remedy, and that this Agreement constitutes an enforcement title under Brazilian law (“título executivo extra-judicial”) and grants each of WILKES Shareholders the right to seek an order of specific performance for the other WILKES Shareholder to comply with its obligations under this Agreement in addition to any damages or any other remedy to which it may be entitled.

14.5.    Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed given if delivered by (i) hand delivery against receipt signed and dated by the addressee, (ii) by facsimile transmission or email (in the case of fax, with confirmation by the transmitting equipment, and in the case of email, provided that appropriate evidence is maintained), (iii) registered or certified first-class mail (receipt requested and postage prepaid), or (iv) by an internationally recognized overnight delivery service (receipt requested), to the Parties at the following addresses, or at such other addresses as the Parties may designate by written notice in the manner aforesaid:

If to CGP:

Attn: Diane Coliche

1, Esplanade de France, 42000

Saint-Etienne, France

Email: dcoliche@groupe-casino.fr

If to EXITO:

Attn: Filipe Da Silva

Envigado, Department of Antioquia

Colombia

Email: filipe.dasilva@grupo-exito.com

If to ONPER:

Attn: Daniela Salime Reyes Sosa

19 calle Prim, 28004

Madrid, Spain

Email: daniela.reyes@vistra.com

If to SEGISOR:

Attn: Diane Coliche

1, Esplanade de France, 42000

Saint-Etienne, France

Email: dcoliche@groupe-casino.fr

With a copy to:

Pascal Rivet

1, Esplanade de France, BP 306, 42008

Saint-Etienne, Cedex 2, France

Email: privet@groupe-casino.fr

If to the LLCs:

Attn: Diane Coliche

1, Esplanade de France, 42000

Saint-Etienne, France

Email: dcoliche@groupe-casino.fr

With a copy to:

Pascal Rivet

1, Esplanade de France, BP 306, 42008

Saint-Etienne, Cedex 2, France

Email: privet@groupe-casino.fr

If to WILKES:

Attn: Arnaud Strasser

Avenida Brigadeiro Luiz Antônio, No. 3.126

São Paulo – SP

Email: astrasser@groupe-casino.fr

If to CBD:

Attn: Ronaldo Iabrudi

Avenida Brigadeiro Luiz Antônio, 3.142

São Paulo – SP

Email: ronaldo.iabrudi@gpabr.com

Notice given pursuant to (i), (iii) or (iv) above shall be deemed effectively given when received and notices given pursuant to (ii) above shall be deemed effectively given on the Business Day next following the date of the sending of the fax or email.

14.6.    Assignment. The rights and obligations of each of WILKES Shareholders under this Agreement are assignable only by means of the transfer of shares issued by SEGISOR to the extent allowed under the SEGISOR Shareholders Agreement. Any Third Party that acquires all WILKES Shares of a WILKES Shareholder, or SEGISOR shares, shall be substituted for the transferor as a Party to this Agreement and shall be entitled to all rights and comply with all obligations set forth herein by signing an acknowledgement and agreement, an agreed form of which is attached hereto as Exhibit 14.6.

14.7.    No Beneficiaries. This Agreement is for the sole benefit of the Parties and nothing herein expressed or implied shall give or be construed to give to any Person, other than the Parties, any legal or equitable rights hereunder.

14.8.    Interpretation; Certain Definitions. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to an Article/Section/Exhibit of this Agreement unless otherwise indicated.

14.9.    Entire Agreement.  This Agreement and the SEGISOR Shareholders’ Agreement contains the entire agreement and understanding between the Parties with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter. None of the Parties shall be liable or bound to any other Third Party in any manner by any representations, warranties or covenants relating to such subject matter except as specifically set forth herein or in such other agreements.

14.10.  Severability. If any provision of this Agreement (or any portion thereof) or the application of any such provision (or any portion thereof) to any Person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof (or the remaining portion thereof) or the application of such provision to any other Persons or circumstances. In such case the Parties shall negotiate in good faith in order to replace such term or provision by another term or provision with a similar legal and economic effect, to the extent permitted by applicable law. Also, should any new legal or regulatory provision, or any case law development render this Agreement invalid, illegal or unenforceable in any respect, the Parties shall negotiate in good faith in order to replace such term or provision by another term or provision with a similar legal and economic effect, to the extent permitted by applicable law.

14.11.  Amendments. Except as expressly provided herein, no modification, amendment or waiver of any of the provisions of this Agreement shall be effective unless made in writing and duly signed by each of WILKES Shareholders and WILKES and CBD as intervening parties to this Agreement.

14.12.  Language.  This Agreement is executed in both English and Portuguese languages. The Portuguese language shall be the one registered in accordance with the Provision of Section 14.4 of this Agreement and shall be the one to prevail for any doubts arising out of this Agreement, exception made to the disputes submitted to arbitration under the provisions of Article XII of this Agreement, where English version of this Agreement shall prevail.

14.13.  Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of Brazil.

14.14.  Counterparts and Electronic Signatures.  This Agreement and other documents to be delivered pursuant to this Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy and all of which, when taken together, will be deemed to constitute one and the same agreement or document, and will be effective when counterparts have been signed by each of the parties and delivered to the other parties.  A manual signature on this Agreement or other documents to be delivered pursuant to this Agreement, an image of which shall have been transmitted electronically, will constitute an original signature for all purposes.  The delivery of copies of this Agreement or other documents to be delivered pursuant to this Agreement, including executed signature pages where required, by electronic transmission will constitute effective delivery of this Agreement or such other document for all purposes.

14.15.  Further assurances.  At the request of any Party and without further consideration, the other Parties shall execute and deliver to such requesting Party such instruments and documents and take such other action (but without incurring any material financial obligation) as such requesting Party may reasonably request in order to consummate more fully and effectively the transactions contemplated by this Agreement.

IN WITNESS WHEREOF, the Parties execute this Agreement on the date indicated in the beginning of this Agreement in the presence of the two undersigned witnesses.

[SIGNATURE PAGES IN THE NEXT PAGE]

Exhibit 14.6

Form of acknowledgement and agreement

ACKNOWLEDGMENT AND AGREEMENT

The undersigned wishes to receive from [●] (“Transferor”) [●] shares, par value [●] per share (the “Shares”) of WILKES, a Brazilian corporation (the “Company”);

The Shares are subject to a certain Shareholders’ Agreement, dated as of August 20, 2015 (the “Agreement”), by and among SEGISOR, CGP and EXITO;

Unless defined otherwise, capitalized terms below shall have the same meaning as ascribed to them in the Agreement;

The undersigned has been given a copy of the Agreement and afforded ample opportunity to read it, and the undersigned is thoroughly familiar with its terms;

Pursuant to terms of the Agreement, the Transferor is prohibited from transferring such Shares and the Company is prohibited from registering the transfer of the Shares unless and until the recipient of such Shares acknowledges the terms and conditions of the Agreement and agrees to be bound thereby; and

The undersigned wishes to receive such Shares and have the Company register the transfer of such Shares;

NOW, THEREFORE, in consideration of the mutual premises contained herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and to induce the Transferor to transfer such Shares to the undersigned and the Company to register such transfer, the undersigned does hereby acknowledge and agree that (i) he has been given a copy of the Agreement and ample opportunity to read it, and the undersigned is thoroughly familiar with its terms, (ii) the Shares are subject to the terms and conditions set forth in the Agreement, and (iii) the undersigned does hereby agree fully to be bound thereby as a Party (as therein defined), assuming all rights and obligations set forth in the Agreement as the successor to the Party from whom it purchases the Shares.

This ________ day of ________, 20[_].

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: August 27, 2015	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.